[ING FUNDS LOGO]

February 22, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Series Fund, Inc.

SEC File Nos.  33-41694; 811-06352

Dear Mr. Bartz:

This letter responds to comments provided by the SEC Staff (“Staff”) to Jay Stamper on January 29, 2013, for Post-Effective Amendment No. 162 to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”) filed on December 21, 2012. Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment:

The Staff requested that the Registrant amend the table entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

	Response:	The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.	Comment:	The Staff requested confirmation that all contracts and waiver agreements reflected in Footnote 3 to the “Annual Fund Operating Expenses” Tables will be made a part of the filing.

	Response:	The Registrant confirms that all contracts and waiver agreements will be filed as part of the Registration Statement.

3.	Comment:	The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

	Response:	The Registrant appreciates the comment but the language is not required by Form N-1A. However, the Registrant will consider revising this language in future filings.

4.	Comment:

The Staff requested that the Registrant revise the first paragraph of the section entitled “Principal Investment Strategies” which describes the types of asset classes in which the Underlying Funds invest as it currently includes a reference to the “Managed Payment Policy.”

	Response:	The Registrant will revise the paragraph for better clarity.

5.	Comment:

With respect to the use of “Global” in the name of the Fund, the Staff requested additional disclosure as to a percentage or policy as to the amount of the Fund’s assets that will be invested outside the United States.

Response:

The Fund is a fund-of-funds structure and as such does not generally invest directly in securities. However, the Registrant believes the disclosure indicating that the Fund will invest in underlying funds that invest in global securities is consistent with the guidance with respect to the use of the term “global” provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

6.	Comment:

The Staff noted that the third paragraph of the section entitled “Principal Investment Strategies” contains the statement “The investment-grade debt securities will have a dollar weighted average duration between two and ten years.” Therefore the Staff requested that the Registrant add a definition of duration and an example as to the impact of a 1% change in interest rates would have on the Fund with a debt security with a maturity of 10 years.

Response:

The Registrant appreciates the Staff’s comment but the Fund is a fund-of-funds structure and as such does not generally invest directly in securities and this reference is made with respect to an Underlying Fund’s in debt securities and therefore inclusion of this disclosure with respect to the Fund is not necessary. However, similar disclosure has been included with respect to the Underlying Funds’ descriptions and risks.

7.	Comment:

The Staff requested that the Registrant revise the risk entitled “Managed Payment” to disclose: 1) disclose what a return of capital is in that it would mean a return to shareholders a portion of their original investment; and 2) an example of a return of capital from the past year by including the percentage from 2012 (which is already noted later in the prospectus).

Response:

The Registrant appreciates the Staff’s comment and will revise to include a statement that return of capital means a return of all or part of the shareholder’s original investment. However, the Registrant does not believe it is necessary to include an example of a return of capital from previous years.

Statement of Additional Information (“SAI”)

8.	Comment:

The Staff requested that the Registrant revise the sub-section entitled “Loan Participations and Assignments” to include disclosure “that both lender and the borrower will be considered issuers for purposes of diversification and concentration.”

Response:

The Registrant appreciates the Staff’s comment, but this section of the SAI is meant to provide a description of investment types in which the Underlying Funds may invest and not describe the Underlying Funds’ diversification and concentration requirements and therefore will not be revising the disclosure.

*   *   *   *   *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

ATTACHMENT A

[ING FUNDS LOGO]

February 22, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Mr. Bartz:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP